Regina Rogers



Regina Rogers
Executive Assistant

GENERAL SKILLS

Administration, Customer Service. Sales. Computer Skills, Multitasking, Organization, Communication, Event Planning Assistant, and Finance.
Computer Programs: Quickbooks Online, Monday.com, Slack, GoogleSuite, Microsoft Office, Photoshop, Adobe Acrobat, Dropbox. Website editing.
Social Media Marketing: IG and FB

WORK EXPERIENCE

O2 Treehouse Commercial Inc. Petaluma CA. Jan 2024-Present. www.o2treehouse.com
Job Tasks and Skills: Administrative Assistant to CEO, Administration Manager, and Finance Controller. Quickbooks Trained, Monday.com, Google Drive: Docs, Sheets, Forms etc.

O2 Treehouse is a leading construction company in the niche market of treehouse building. My job is to keep project managers connected, data entry, open new accounts, and other administrative tasks within HR, Marketing, and the Finance Department.

Land + Local Healdsburg, CA. August 2023-Present. www.landandlocal.com
Job Tasks and Skills: Administration, event planning assistant, medicine maker, gardening, food prep for catering events,and Farmstay maintenance.

Arcana Threads Sebastopol, CA. July2023-March 2024. www.arcanathreads.com
Job Tasks and Skills: Customer Service, inventory, and IG content creation.
Arcana Threads and Things is an upcycled and vintage clothing store in Sebastopol CA.

Herb Lore Nevada City, CA 2018-2020. www.herblore.com
Job Tasks and Skills: Sales Rep, social media managing, back end website editor, medicine maker, and apprentice. Herb Lore is a leading herbal company in their field, focused on herbs that support pregnancy, postpartum health, fertility, and hormonal regulation for all genders.

Freelance Art Department for Film and Television. Los Angeles. 2007-2014

Job Title/Description and Skills: Set Design, Art Direction, Art Coordination, Props, Shopper, On Set Decorator, Driver- All roles. Administrative work, budgeting, setting up accounts, hiring and managing teams of 5-15 workers at a time.

Nordstrom Department Stores: 2002-2006
Job Title and Skills: Sales person, customer service in the juniors department, hosiery, and handbags department.

EDUCATION

WOODBURY UNIVERSITY BA FASHION MARKETING 2006 (did not use: not for supporting fast fashion and body image issues).
CALIFORNIA COLLEGE OF AYURVEDA CERTIFICATE OF EDUCATION 2014-2015
CALIFORNIA COLLEGE OF AYURVEDA THERAPEUTICS CERTIFICATES 2015
CORNERSTONE DOULA TRAINING 2015
BODY SYSTEMS WITH HERBALIST MATTHEW WOOD 2016
BODY SYSTEMS WITH HERBALIST KATHY KEVILLE 2018
KATHY KEVILLE APPRENTICESHIP PROGRAM 2018- 6 MONTH COURSE
CALIFORNIA SCHOOL OF HERBAL STUDIES ROOTS PROGRAM 2022
CALIFORNIA SCHOOL OF HERBAL STUDIES COMMUNITY HERBALIST PROGRAM 2023
TRAUMA INFORMED HERBAL STUDIES ELIZABETH GUTHRIE 2023

REFERENCES

Sara Thurner: O2 Treehouse Finance Manager: ██████████
Gabrielle Tiradani: Owner Arcana Threads and Things: ██████████
Pam Caldwell: Owner and Lead Herbalist Herb Lore: ██████████
Bryan Bowen: California School of Herbal Studies Educator and Master Gardener: ██████████
Evan Ross Murphy: Builder and Production Designer: ██████████